A5 Laboratories Inc.
10300 Chemin de la Cote-De-LiesseLachine, Quebec, H8T 1A3

March 25, 2011

Tia Jenkins
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 4631
Washington, D.C. 20549

Re:	A5 Laboratories Inc. Form 10-K for the year ended September 30, 2010 Filed January 13, 2011 File No. 333-138927

Dear Ms. Jenkins:

By letter dated January 31, 2011, the staff (the “Staff,” “you,” or “your”) of the United States Securities & Exchange Commission (the “Commission”) provided A5 Laboratories Inc. (the “Company,” “we,” “us,” or “our”) with its comments on the Company’s Annual Report (the “Annual Report”) on Form 10-K, originally filed on January 13, 2011 (the “Annual Report”).  We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments.  For your convenience, the questions are listed below, followed by the Company’s response.

Controls and Procedures, page 21

1.	Please amend your form 10-K to provide the disclosures set forth in Item 308(a) of Regulation S-K related to your annual report on internal control over financial reporting.

RESPONSE: We have amended the Annual Report to provide the required disclosures set forth in Item 308(a) of Regulation S-K.

Report of Independent Registered Public Accounting Firm, Page 1

2.
Please amend your Form 10-K to provide an audit report for the fiscal year ended September 30, 2009.  Your current audit report opines only on the fiscal year ended September 30, 2010 and for the period from June 21, 2006 (inception) to September 30, 2010. See Rule 8-02 of Regulation S-X.

RESPONSE: In accordance with Rule 8-02 of Regulation S-X, the Company has amended its Annual Report to include the audit report of Seale and Beers, CPAs.  Such audit report opines on the fiscal year ended September 30, 2009.

3.
We note the Form 8-K filed on January 13, 2011 discloses the Board of Directors appointed Berman on January 10, 2011 and the audit report date is January 12, 2011. Please explain to us when Berman & Company, P.A. (Berman) performed its audit.

RESPONSE: Berman was formally appointed on January 10, 2011, as noted in the Company’s Current Report on Form 8-K, dated January 13, 2011.  For the two weeks prior to such official appointment, Berman began preliminary procedures and preparations related to the audit so that such audit and the Company’s Annual Report could be filed on time.

Further, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very Truly Yours,

/s/ Richard Azani
Richard Azani
Chief Executive Officer